SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 17, 2023

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES RECEIVING A LETTER FROM THE MINISTRY OF
COMMUNICATIONS STATING IT IS SATISFIED THAT THE AGREEMENT WITH BEZEQ, FOR THE
PURCHASE OF AN INDEFEASIBLE RIGHT OF USE OF FIBER-OPTIC INFRASTRUCTURE LINES, HAS NO
RISK OF CREATING SIGNIFICANT DAMAGE TO THE COMPETITION

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING A LETTER
FROM THE MINISTRY OF COMMUNICATIONS STATING IT IS
SATISFIED THAT THE AGREEMENT WITH BEZEQ, FOR THE
PURCHASE OF AN INDEFEASIBLE RIGHT OF USE OF FIBER-OPTIC
INFRASTRUCTURE LINES, HAS NO RISK OF CREATING
SIGNIFICANT DAMAGE TO THE COMPETITION

ROSH HA'AYIN, Israel, January 17, 2022 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced, further to the Company's immediate reports on December 22, 2022 and on December 28, 2022, that on January 16, 2023, a letter was received by the Company from the Ministry of Communications, concerning the agreement which was executed between the Company and Bezeq - the Israel Telecommunication Corp. Ltd. ("Bezeq" and "the Agreement"), regarding the purchase of an indefeasible and irrevocable right of use (IRU) of non-specific fiber optic infrastructure lines in buildings connected to Bezeq's fiber-optic infrastructure ("the Letter").

The Letter states that, after discussions with Bezeq, Bezeq informed the Ministry of Communications that it intends to reduce the price of single mode fiber optic lines in the BSA fiber service to NIS 72 (without VAT). Following that, the Ministry of Communications is satisfied that the Agreement has no risk of creating significant damage to the competition and therefore has no intention of exercising any of its powers in connection with the Agreement.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Miri Takutiel Chief Financial Officer Tel: +972 (50) 677-7116	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Miri Takutiel
Name: Miri Takutiel
Title: Chief Financial Officer

Dated: January 17, 2023